AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

06019551

SEC MAIL RECEIVED PROCESSING
DEC 2 6 2006
WASH., D.C. 213 SECTION

SEC#82-5258

12 December 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 12 December 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

AGENIX

12 December 2006

CHANGE IN DIRECTORS

Mr Fong Fui ("FF") Wong has resigned from the Agenix Board today due to an increase in other work commitments.

Agenix Chairman, Mr Ravi Govindan, stated: "The Board has extended its thanks to Mr Wong for his valuable contribution over the years."

Agenix has appointed Mr Gim-Choon Ang as a Non-executive Director, effective immediately.

Mr Ang has a Bachelors Degree in Arts, majoring in Economics and Statistics, from the University of Singapore. He has 25 years' experience in the banking industry, mostly within wholesale and merchant banking.

END